
Mail Stop 6010

June 19, 2008

Mr. William Rozakis
Chief Financial Officer
Implantable Vision, Inc.
25730 Larain Road
North Olmsted, Ohio 44070

      RE: **Implantable Vision, Inc.**
                Form 10-KSB for the fiscal year ended July 31, 2007
                Filed November 13, 2007
                File No. 0-10315

Dear Mr. Rozakis:

      In connection with our financial statement only review of Implantable Vision, Inc.'s 2007 Form 10-KSB and subsequent Exchange Act filings, we have the following additional accounting comments.

Form 10-KSB for the year ended July 31, 2007

Auditor's Report, page 34

1. We note your response to our prior comment 2. Please amend your 2007 Form 10-KSB to include an auditors' report with scope and opinion paragraphs that specifically indicate that your auditors audited the statements of operations, cash flows, and changes in stockholders' equity for the each of the years ended July 31, 2007 and July 31, 2006 and the cumulative data for the period from September 1, 2005 (inception date) to July 31, 2007. Refer to AU Section 508, including paragraph 6 thereof.

2. We note your response to our prior comment 1. Please amend your 2007 Form 10-KSB to include an auditors' report that indicates the city and state where issued as required by Article 2-02(a) of Regulation S-X.

Notes to Financial Statements, page 39

Note 2 Capital Stock Transactions, page 41

3. Refer to our prior comment 5. It appears from your response to our prior comment the Series A Convertible Preferred Stock has redemption provisions. Please tell us why your presentation of this security as permanent equity in your balance sheets is appropriate and compliant with U.S. GAAP. Please note the guidance at EITF D-98 when preparing your response.

    As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments. **As previously requested, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that**

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3603 with any other questions. In this regard, do not hesitate to contact Angela J. Crane, Accounting Branch Chief, at (202) 551-3554.

    Sincerely,

    Jay Webb
    Reviewing Accountant